UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Black Unicorn Factory

(Exact name of registrant as specified in its charter)

State or Other Jurisdiction of Incorporation	IRS Employer Identification No.	Primary Standard Industrial Classification Code Number
California (CA)	85-2000692	7389

Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices
5777 West Century Blvd, Suite 1125-106
Los Angeles, CA 90045
(310) 362-6999

Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service
John Stewart, Chief Executive Officer
Black Unicorn Factory
5777 West Century Blvd, Suite 1125-106
Los Angeles, CA 90045
(310) 362-6999

Hugh D. Kelso III, Esq., Managing Attorney
H.D. Kelso & Associates
8799 Balboa Avenue, Suite 155
San Diego, CA 92123
(619) 840-5056

Copies to:
Johnny Stewart
Brent Davis
Terrence Stephens
Black Unicorn Factory
5777 West Century Blvd, Suite 1125-106
Los Angeles, CA 90045

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

| Large accelerated filer [ ] | Accelerated filer [ ] | Non-accelerated filer [X] | Smaller reporting company ☒ | Emerging growth company ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	77,368,436	$154	Not applicable (direct listing)	$0 (no fee for direct listing)

•The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On August 5, 2025, Black Unicorn Factory (the “Company”) filed a Registration Statement on Form S-1 (Registration No. 333-289247), which is being amended by this Amendment No. 1 to provide additional clarity and complete certain disclosures in response to SEC staff comments. This Amendment is being filed solely to update and expand the narrative description of the Company's direct listing strategy, clarify certain aspects of the business model, and revise the exhibits to improve formatting and completeness. No new securities are being registered under this Amendment.

Please do not hesitate to contact the undersigned at (310) 362-6999 or realstewmoney@gmail.com if you have any questions or require further information.

TABLE OF CONTENTS

Page	Section
1	Cover Page
2	Calculation of Registration Fee
3	Part I - INFORMATION REQUIRED IN PROSPECTUS
3	Cover Page
4	Prospectus Summary
5	Risk Factors
6	Use of Proceeds
6	Determination of Offering Price
7	Dilution
7	Selling Securityholders
8	Plan of Distribution
8	Description of Securities to be Registered
9	Interest of Named Experts and Counsel
9	Information with Respect to the Registrant
9	Business
11	Management’s Discussion and Analysis of Financial Condition and Results of Operations
12	Properties
12	Security Ownership of Certain Beneficial Owners and Management
13	Directors and Executive Officers
13	Executive Compensation
13	Certain Relationships and Related Transactions

14	Legal Proceedings
14	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
14	Financial Statements and Supplementary Data
18	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
18	Defaults Upon Senior Securities
18	Mine Safety Disclosure
18	Other Information
18	Disclosure of Commission Position on Indemnification for Securities Act Liabilities
19	Part II - Information Not Required in Prospectus
19	Other Expenses of Issuance and Distribution
19	Indemnification of Directors and Officers
20	Recent Sales of Unregistered Securities
20	Exhibits
20	Undertakings
21	Signatures

PART I - INFORMATION REQUIRED IN PROSPECTUS

COVER PAGE (Page 3)

Black Unicorn Factory is filing this Registration Statement on Form S-1 in connection with a proposed direct listing of its Common Stock on the Nasdaq Capital Markets under the Market Value Listing Standard, with no capital raise intended. The company believes it may qualify for this listing standard, subject to Nasdaq and SEC review, but no assurance can be provided regarding approval. This is not an offer to sell new securities; all 77,368,436 shares have been previously sold to existing shareholders. The information in this prospectus is for Nasdaq filing purposes to inform the market and may be changed. This prospectus is included in the Registration Statement that Black Unicorn Factory has filed with the U.S. Securities and Exchange Commission (SEC).
Date: Tuesday, August 05, 2025 (12:30 PM PDT)

PROSPECTUS SUMMARY (Page 4)

Black Unicorn Factory, a California corporation founded on July 12, 2020, is working to transform the gig workers economy through its Follow Me for Equity (FMFE) app, a platform that leverages equity crowdsourcing to build a Social Media Broadcasting Network of Equity Crowdsourcers. With over 12,000 participants, a valuation of $18 billion by a nationally accredited expert, and total assets of $549,187,272.35 as of December 31, 2024, the company aims to provide liquidity for existing shareholders holding 77,368,436 shares through a proposed direct listing on Nasdaq. The company’s reach of 120 million touchpoints, scalable to 1 billion, aligns with emerging trends in equity compensation, including the Gig Worker Equity Compensation Act (H.R. 2799), recently sent to the Senate for voting on August 02, 2025. Headquartered at 5777 West Century Blvd, Suite 1125-106, Los Angeles, CA 90045, BUF seeks to redefine wealth-building through collaborative efforts.

RISK FACTORS (Page 5)

· Early-Stage Risks: As an early-stage company with a limited operating history, Black Unicorn Factory faces uncertainties in achieving sustained profitability and managing rapid growth.
· Market Volatility: A direct listing under the Nasdaq Capital Markets Market Value Listing Standard, for which the company believes it may qualify pending review, involves no underwriter to stabilize price, potentially leading to fluctuations due to limited initial trading volume and lack of a prior public market.
· Regulatory Changes: Dependence on the passage of H.R. 2799 and ongoing compliance with SEC regulations, including Rule 701, could impact operations. The company’s intent to change the gig workers economy through equity compensation introduces additional regulatory uncertainty.
· Scalability Challenges: Expanding the Equity Crowdsourcer network to 100,000+ users may strain technology infrastructure, operational capacity, and financial resources.
· Going Concern Uncertainty: The 2024 audited financial statements note substantial doubt about the company’s ability to continue as a going concern without additional funding or revenue growth, as management’s plans may not fully mitigate cash flow risks.
· Reliance on Ad Revenue: The company’s revenue model depends heavily on advertising and partnerships, subject to market conditions and advertiser demand.
· Equity Dilution: Future share issuances to expand the crowdsourcer network or fund operations could dilute existing shareholders’ ownership.

USE OF PROCEEDS (Page 6)

As this is a proposed direct listing with no capital raise or new share sales, no proceeds will be generated from the registration of the 77,368,436 existing Common Stock shares. This filing is intended to provide liquidity for existing shareholders to trade shares on Nasdaq, and no funds will be allocated to the company.

DETERMINATION OF OFFERING PRICE (Page 6)

The offering price for the Common Stock in this proposed direct listing is set at $154 per share, reflecting the current valuation held by all 77,368,436 existing shareholders, as assessed by a nationally accredited expert. This valuation, totaling $18 billion, is based on the company’s asset base ($549,187,272.35 as of December 31, 2024), revenue growth, and potential reach of 1 billion touchpoints. However, the market price upon listing on Nasdaq under the symbol BLKS will be determined by supply, demand, and investor sentiment, and this filing is for informational purposes only, not an IPO or new share offering.

DILUTION (Page 7)

Since this is a proposed direct listing with no new shares issued, there will be no immediate dilution to existing shareholders from the registration itself. The 77,368,436 shares outstanding are fully allocated to existing shareholders. Future equity issuances to expand the Equity Crowdsourcer network or meet operational needs could dilute ownership percentages.

SELLING SECURITYHOLDERS (Page 7)

The selling securityholders include existing shareholders, notably John Stewart (11.4% ownership pre-listing, approximately 8,818,981 shares of 77,368,436 total) and other holders of the 13,100 total shareholders. These shareholders may trade up to 77,368,436 shares in the proposed direct listing. A detailed list of selling securityholders, including the number of shares each intends to sell, will be provided by amendment prior to the effective date.

PLAN OF DISTRIBUTION (Page 8)

This proposed direct listing involves the registration of 77,368,436 existing Common Stock shares for trading by current shareholders on the Nasdaq Capital Markets under the symbol

BLKS, with no underwriter or new share sales. The company will not receive proceeds, and the trading will be facilitated through market makers or designated market participants. No commissions or fees will be paid by the company, though shareholders may incur standard brokerage fees.

DESCRIPTION OF SECURITIES TO BE REGISTERED (Page 8)

· Common Stock: Each share carries one vote per share on all matters submitted to shareholders. No dividends are currently planned, and shares rank junior to any future debt in liquidation. As of today, 77,368,436 shares are outstanding, with a fair value of $154 per share per internal valuation. All shares are registered for potential trading.
· Transfer Restrictions: Shares are subject to a one-year holding period post-issuance under Regulation CF, with transfers limited to the company, accredited investors, or registered offerings, per Rule 501.

INTEREST OF NAMED EXPERTS AND COUNSEL (Page 9)

The financial statements have been audited by Accountingexecs LLC, 311 Elm Street Ste 270, Cincinnati, OH, USA, contact Mary Williams (CPA), (774) 322-1209. Legal opinions will be provided by Hugh D. Kelso III, Esq., Managing Attorney, H.D. Kelso & Associates.

INFORMATION WITH RESPECT TO THE REGISTRANT

BUSINESS (Page 9)

Black Unicorn Factory (the "Company"), headquartered at 5777 West Century Blvd, Suite 1125-106, Los Angeles, CA 90045, is pioneering a transformation of the gig workers economy through its Follow Me for Equity (FMFE) app. Founded on July 12, 2020, the company empowers over 12,000 independent contractors—Equity Crowdsourcers—to collaborate on tasks, such as following the company across 25 social media platforms, each with an average following of 400 individuals. This generates a current reach of 120 million touchpoints, with potential to scale to 1 billion, unlocking ad revenue through targeted advertising, sponsored content, and brand collaborations. The FMFE app offers liquid equity—up to $100 per task—positioning it as a leader in equity compensation, a trend supported by the recent Senate consideration of H.R. 2799 (Gig Worker Equity Compensation Act) on August 02, 2025. With total assets of $549,187,272.35, $645 million raised in prior rounds, and 13,100 shareholders, the company’s $18 billion valuation reflects its innovative approach to empowering underserved entrepreneurs and redefining wealth-building.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Page 11)

· Overview: The company’s financials reflect revenue growth from $52,642,760.00 in 2023 to $245,317,104.20 in 2024, driven by barter and service income. Net income rose to $73,459,479.47 from $52,553,346.99, though expenses increased to $2,457,624.73. This growth stems from the Social Media Broadcasting Network’s expanding reach, with 120 million touchpoints generating ad revenue potential.
· Liquidity and Capital Resources: Cash increased to $128,314,681.63, supported by $74,878,380.38 from operations, though investing activities used $23,901,236.00. The company relies on existing assets and equity, with no debt, to fund its proposed direct listing under the Nasdaq Capital Markets Market Value Listing Standard, for which it believes it may qualify pending review.
· Going Concern: The 2024 audit notes substantial doubt, mitigated by management’s plan to leverage ad revenue and listing liquidity, though success is not assured.
· Trends: Growth in Equity Crowdsourcers and touchpoints suggests potential, but scalability costs remain a risk. The company aims to influence the gig workers economy, with equity compensation gaining traction, notably through H.R. 2799’s recent Senate consideration, which could enhance flexibility under Rule 701 if enacted.

PROPERTIES (Page 12)

The company operates from its headquarters at 5777 West Century Blvd, Suite 1125-106, Los Angeles, CA 90045, under a lease agreement. No other significant properties are owned or leased.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (Page 12)

· John Stewart: 11.4% (8,818,981 shares of 77,368,436 total).
· Other Shareholders: 13,100 total, with no other individual exceeding 5%.

DIRECTORS AND EXECUTIVE OFFICERS (Page 13)

· John Stewart: CEO and Chairman since 2020, with 30+ years of entrepreneurial experience in technology and capital markets.

EXECUTIVE COMPENSATION (Page 13)

No formal compensation is paid to John Stewart, who serves voluntarily, dedicating 90% of his time. Future plans may include equity-based incentives.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS (Page 13)

No material related-party transactions beyond owner adjustments ($93,582.46 in 2024).

LEGAL PROCEEDINGS (Page 14)

No pending or threatened litigation.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS (Page 14)

No public market exists; the proposed direct listing will establish the initial price under the symbol BLKS, with a reference valuation of $154 per share. No dividends are planned.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (Page 14)

· Balance Sheet (Audited, December 31, 2024)
· Total Assets: $549,187,272.35
· Current Assets: $350,665.47 (Bank Accounts), $398,775.88 (Accounts Receivable), $548,438,831.00 (Other Current Assets including $129,726,585.00 in Barter Dollars and $167,706,000.00 in Prepaid Expense)
· Total Liabilities: $153,796.00
· Total Equity: $549,033,476.35 (Additional Paid-In Capital $420,402,875.00, Retained Earnings $54,008,748.99, Net Income $73,459,479.47)
· Statement of Income (Audited, December 31, 2024)
· Total Income: $245,317,104.20 (Barter Revenue $169,400,000.00, Services Revenue $75,917,104.20)
· Total Expenses: $2,457,624.73
· Net Income: $73,459,479.47
· Cash Flow Statement (Audited, December 31, 2024)
· Net Cash Provided by Operating Activities: $74,878,380.38
· Net Cash Used in Investing Activities: -$23,901,236.00
· Net Cash Provided by Financing Activities: $24,140,425.55
· Net Cash Increase: $75,117,569.93
· Ending Cash Balance: $128,314,681.63
· Notes to Financial Statements (Audited, December 31, 2024)
· Overview: Focuses on empowering underserved entrepreneurs with a pre-IPO program, using GAAP for small- and medium-sized entities.
· Going Concern: Management believes the company can continue operations, though substantial doubt remains without additional funding.
· Significant Policies: Includes cash management, revenue recognition (barter and services), and treatment of Barter Dollars as non-cash assets.
· Shareholder Equity: Reflects 77,368,436 shares, all Restricted under SEC Rule 144, with a fair value of $154 per share.
· Auditor: Accountingexecs LLC, 311 Elm Street Ste 270, Cincinnati, OH, USA, contact Mary Williams (CPA), (774) 322-1209.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE (Page 18)

None.

DEFAULTS UPON SENIOR SECURITIES (Page 18)

None, as no senior securities exist.

MINE SAFETY DISCLOSURE (Page 18)

Not applicable.

OTHER INFORMATION (Page 18)

No additional material information.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES (Page 18)

The company may indemnify directors and officers under California law for expenses like attorney’s fees, unless gross negligence or willful misconduct is found, subject to court approval.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (Page 19)

· Legal Fees: $75,000
· Accounting Fees: $35,000
· NASDAQ Listing Fees: $80,000
· Miscellaneous: $25,000
· Total: $215,000

INDEMNIFICATION OF DIRECTORS AND OFFICERS (Page 19)

Indemnification is authorized under California law for directors and officers against expenses, judgments, and fines, unless gross negligence or willful misconduct is adjudged, per a court of competent jurisdiction.

RECENT SALES OF UNREGISTERED SECURITIES (Page 20)

· 2020-2021: 45,579,176 shares issued to initial investors.
· 2022-2024: 7,098,998 shares via Transfer Online.
· 2024: 12,100 shares via Follow Me for Equity App.
· 2025: 77,368,436 shares confirmed with Colonial.
All exempt under Rule 701 or Regulation CF.

EXHIBITS (Page 20)

· Exhibit 3.1: Articles of Incorporation
· Exhibit 3.2: Bylaws
· Exhibit 4.1: Specimen common stock certificate
· Exhibit 5.1: Legal opinion re: legality of the shares
· Exhibit 23.1: Audited Financial statements 2023
  Exhibit 23.2: Audited Financial statements 2024
· Exhibit 107: Ex-Filing Fees

UNDERTAKINGS (Page 20)

The undersigned registrant undertakes to:
· File any required post-effective amendments.
· Provide updated information to the SEC as needed.
· Respond to SEC requests for additional information.

SIGNATURES (Page 21)

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 05, 2025.

Black Unicorn Factory
By: /s/ John Stewart
John Stewart
CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ John Stewart
John Stewart
CEO and Director
Date: August 05, 2025